

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 6, 2024

Qing Pan
Chief Financial Officer
Noah Holdings Limited
No.1226, South Shenbin Road
Minhang District, Shanghai
People's Republic of China

        Re: Noah Holdings Limited
              Form 20-F for the Fiscal Year Ended December 31, 2023
              File No. 001-34936

Dear Qing Pan:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                 Sincerely,

                                 Division of Corporation Finance
                                 Office of Finance